June 24, 2011

VIA EDGAR

W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street N.E.,

Washington, D.C. 20549-4631

Kevin Stertzel

Anne McConnell

Division of Corporation Finance

Telecopier Number: (703) 813-6982

RE:	PulteGroup, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 10, 2011 Response Letter Dated May 19, 2011 File No. 1-09804

We are in receipt of the referenced letter dated June 13, 2011, which requires a response within 10 business days. Due to several situations, we formally request a response extension to no later than July 8, 2011 in order to provide adequate time to prepare our response.

This matter was informally discussed with Kevin Stertzel via telephone on June 22, 2011.

Thank you for your consideration of this matter.

Very truly yours,

/s/ Michael J. Schweninger

Michael J. Schweninger

Vice President and Controller

PulteGroup, Inc. 100 Bloomfield Hills Parkway, Suite 300 Bloomfield Hills, Michigan 48304-2950

248.647.2750    248.433.4598 (Fax)    pultegroup.com